UNITED STATES

               SECURITIES AND EXCHANGE COMMISSION

                     Washington, D.C. 20549

                          SCHEDULE 13G

            Under the Securities Exchange Act of 1934

                       Amendment No_1__

  _____________________________________________________________

                         Name of Issuer

___________________The Metzler Group, Inc._______________________



                  Title of Class of Securities

___________________Common Stock, par value $.001_________________

                          CUSIP Number

  __________________________592903 10 8________________________





CUSIP  No:    592903 10 8

1   Name of Reporting Person      Robert P. Maher

    S.S. Number of Above Person

2   Check the Appropriate Box if a Member of a Group *
         (a)  [   ]

         (b)  [   ]

3   SEC Use Only


4   Citizenship or Place of Organization

    U.S. Citizen
Number   5   Sole Voting Power
of
Shares       943,429
Benefici
ally
Owned By 6   Shared Voting Power
Each
Reportin
g
Person
With     7   Sole Dispositive Power


         8   Shared Dispositive Power


9   Aggregate Amount Beneficially Owned by Each Reporting Person

       943,429
10  Check  if  the  Aggregate Amount in Row (9) Excludes  Certain
    Shares  *
           [   ]

11  Percent of Class Represented by Amount in Row 9

    9%
12  Type of Reporting Person *

    IN

             *  SEE INSTRUCTIONS BEFORE FILLING OUT!



Item 1

(a)  The Metzler Group, Inc.

(b)  520 Lake Cook Road, Suite 500, Deerfield, Illinois  60015



Item 2

(a)  Robert P. Maher

(b)  520 Lake Cook Road, Suite 500, Deerfield, Illinois  60015

(c)  U.S. Citizen

(d)  Common Stock, par value $.001

(e)  592903 10 8



Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-1(b), or 13d-2(b), check whether the person filing is a:
    (a) [  ] Broker or Dealer registered under Section 15 of  the
Act
   (b) [  ] Bank as defined in section 3(a)(6) of the Act
    (c) [  ] Insurance Company as defined section 3(a)(19) of the
Act
    (d) [ ] Investment Company registered under section 8 of the Investment Company Act
    (e) [ ] Investment Adviser registered under section 203 of the Investment Advisers Act of 1940
   (f) [ ] Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement
Income Security Act of 1974 or Endowment Fund; see  240.13d-
1(b)(1)(ii)(F)
    (g) [ ] Parent Holding Company, in accordance with 240.13d-1(b)(ii)(G) (Note: See Item 7)
   (h) [  ] Group, in accordance with  240.13d-1(b)(1)(ii)(H)

Item 4.   Ownership
   (a)  Amount Beneficially Owned: 943,429 shares

   (b)  Percent of Class:         9%

   (c)  Number of shares as to which such person has:
       (i)  sole power to vote or to direct the vote
               943,429
       (ii) shared power to vote or to direct the vote
       (iii)sole power to dispose or to direct the disposition of
       (iv) shared power to dispose or to direct the disposition of


Item 5.   Ownership of Five Percent or Less of a Class
   If this statement is being filed to report the fact that as of the  date  hereof  the  reporting person has  ceased  to  be  the beneficial  owner  of  more than five percent  of  the  class  of
securities, check the following   [      ].


Item  6.    Ownership  of  More than Five Percent  on  Behalf  of
Another Person.
    If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to the effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

Item  7.    Identification and Classification of  the  Subsidiary
Which Acquired the Security Being
      Reported on   By the Parent Holding Company
          N/A

Item  8.    Identification and Classification of Members  of  the
Group
          N/A

Item 9.   Notice of Dissolution of Group
          N/A

Item 10.  Certification
   The following certification shall be included if the statement is filed pursuant to Rule 13d-1(b):
    By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.


Signature.
    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date _February 18, 1997

Signature _/s/ Robert P. Maher

Name/Title _Robert P. Maher, Chairman of the Board, President and
CEO_